Exhibit 99.161

DeFi Technologies' Subsidiary Valour Strengthens Nordic Market Strategy with Transfer of Crypto ETPs to Spotlight Stock Market

●	Strategic Move in Nordic Market: Valour Inc., a subsidiary of DeFi Technologies, will transfer 19 of its ETPs from the Nordic Growth Market to the Spotlight Stock Market in Stockholm, aiming to enhance its position in the Nordic ETP market and support growth in crypto-related instruments.

●	Increased Liquidity and Market Expansion: With this move, Valour’s ETPs, which generated approximately SEK 14.3 billion (US$1.3 billion) in trading volume over the past year, will increase to 23 listings on Spotlight, positioning the company for greater liquidity and market expansion.

Toronto, Canada, October 18, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: RB9) (OTC: DEFTF), a crypto-native technology company at the forefront of merging traditional capital markets with decentralized finance ("DeFi"), is pleased to announce that its subsidiary Valour Inc. ("Valour"), a leading issuer of exchange-traded products ("ETPs") providing simplified access to digital assets, will delist 19 ETPs from the Nordic Growth Market (“NGM”) on exchange business close on 18 October 2024, and relist them to the Spotlight Stock Market (“Spotlight”) in Stockholm, Sweden on 21 October 2024. This decision represents a significant step in Valour’s growth strategy within the Nordic market and strengthens its position in the ETP segment, particularly for digital asset-related instruments.

Over the past twelve months, Valour's ETPs have generated a trading volume of approximately SEK 14.3 billion (US$1.3 Billion), and the move to Spotlight is anticipated to support continued strong growth and increased liquidity. With this transition, Valour will have a total of 23 instruments listed on Spotlight, establishing Valour as a significant player on this marketplace.

“The collaboration with Spotlight Stock Market allows us to accelerate the pace of launching new instruments in the market. While we will initially have 23 instruments listed on Spotlight, our goal is to double that number. Together with Spotlight, we aim to become Europe’s leading platform for crypto ETPs,” says Johanna Belitz, Head of Nordics at Valour.

“We are very proud and pleased with our collaboration with Valour, which has given our ETP segment a strong start since its launch as recently as June of this year. By transferring all of its ETPs to the Spotlight Stock Market, Valour is advancing a relationship that holds high expectations, particularly for increasing the number of high-quality instruments traded in a secure environment. Additionally, Valour’s ETPs will now be traded on a platform with substantial potential for increased international trading,” comments Spotlight Stock Market CEO Anders Kumlin.

Among the ETPs being transferred are popular products based on Bitcoin, Ethereum, and Solana as underlying assets. Valour emphasizes that holders of these instruments will not need to take any action regarding the listing change, which is expected to proceed smoothly with the first trading day on Spotlight scheduled for October 21, 2024.

This transition marks a new phase in Valour’s partnership with Spotlight and is a key part of its long-term goal to expand and strengthen its presence in the international market for digital asset ETPs.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Hedera (HBAR), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Sui (SUI), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour's flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the transfer of ETPs to Spotlight; Valour’s growth strategy in the Nordics; investor confidence in Valour’s ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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